EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

January 9, 2024

AVINO SIGNS COMMUNITY AGREEMENTS FOR LA PRECIOSA

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing and growing silver producer in Mexico has signed a long-term land-use agreement with a local community for the development of La Preciosa in Durango, Mexico. La Preciosa hosts one of the largest undeveloped primary silver resources in Mexico and is located approximately 19 kilometres from the current Avino Mine production operations, which has an operating 2,500 tpd mill processing facility and all the necessary infrastructure to allow for mineral processing from La Preciosa.

“This is a fantastic achievement and signals the start of a new era for Avino and the communities adjacent to the mine as we are one crucial step closer to putting La Preciosa into production” said David Wolfin, President and CEO of Avino. “With this long-term land-use agreement in place, we can commence hauling of old surface stockpiles to our mill for processing. We are now able to begin the filing of our environmental permit for underground extraction. Pending regulatory approval, we can start developing the ramp down to our initial target of the high-grade Gloria vein. The La Preciosa mine represents a key pillar in our transformational growth strategy, as well as hosting a large endowment of silver and gold resources which we expect to process for years to come. We are delighted to work with our local community stakeholders to come to this amicable and cooperative result.”

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

 January 9, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino Signs Community Agreements For La Preciosa

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property has the amount of mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.